INVESTORS CAPITAL CORPORATION

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015**

Balance, December 31, 2014	$	2,000,000
Increases:		
Issuance of subordinated debt		-
Decreases:		
Payments of subordinated debt		-
Subordinated borrowings, December 31, 2015	$	2,000,000

See notes to financial statements.